Exhibit 99.1

China Sunergy Announces Second Quarter 2011 Financial Results
Missed Shipment Guidance, but Prospects in Emerging Markets Bright

NANJING, China, August 19, 2011 - China Sunergy Co., Ltd. (NASDAQ: CSUN)  (“China Sunergy” or “The Company”), a specialized solar cell and module manufacturer, today announced its financial results for the second quarter ended June 30, 2011.  The results reflected lower quarterly shipments, but slightly higher gross margins compared to the most recent guidance provided by the Company.

Second Quarter 2011 Financial Highlights1

•	Total revenue was US$144.0 million, a 22.4% increase over Q2 2010 but a 13.1% sequential decrease from Q1 2011.

•	Shipments totaled 89.3 MW (87.4 MW of which were solar modules) in the second quarter, representing an 8.9% decrease over Q1 2011.

•	Average selling price (ASP) per watt for the Company’s solar modules was US$1.64 per watt.

•	Gross profit decreased to US$3.7 million, a decrease of 84.1% over Q2 2010 and a decrease of 79.2% over Q1 2011.

•	Gross margin was 2.6%. In-house gross margin related to modules produced with the Company’s in-house cells was 6.1%.

•	Net losses were US$16.9 million, and net margin was negative 11.7%.

•
Net loss per ADS was US$0.42 on both basic and diluted basis, compared to a net income of US$0.09 per ADS on both basic and diluted basis in the first quarter of 2011 and net income per ADS of US$0.34 on basic and US$0.33 on diluted basis in the second quarter of 2010.

•	Operating cash inflow in the second quarter was US$37.3 million. As of June 30, 2011, the Company had cash and cash equivalents of US$117.4 million.

1 Note that Q2 2011 financial results are not entirely comparable to Q2 2010 due to the November 2010 acquisition of two solar module companies.

Technological, Operational and Business Highlights in Second Quarter

•
Capacity expansion: China Sunergy announced in late June that its subsidiaries China Sunergy (HK) Co., Ltd. and China Sunergy (Nanjing) Co., Ltd would invest RMB1.8 billion (approximately US$282 million) in a 1GW solar cell expansion project in Yangzhou, Jiangsu Province; this plant will produce high efficiency Quasar cells.  The first batch of 500MW solar cell production lines is expected to be commercialized by the end of the first half of 2012.

•
Quasar cells in production: The pilot line for Quasar cells, a new kind of P-type cell produced on average P-type wafers started daily production at China Sunergy’s Nanjing R&D Center in early June 2011; daily production reached 3000 pieces/day in July and is ramping up rapidly.  The highest batch average efficiency rate maintained our previously reported level of 18.6% in June as we scaled up production.

•
Indian market entry: In June 2011, China Sunergy entered into a 13MW supply contract with Visual Percept Solar Projects Private Limited, a solar project developer established to help India’s National Solar Mission. Visual Percept is part of the well-known Enam Group in India.

Mr. Stephen Cai, CEO of China Sunergy, commented: “Our second quarter results, while disappointing, marked a turning point for China Sunergy, which expects a significant rebound in the second half of 2011. The focus of the Company in the second quarter was on diversifying beyond Europe and into new geographic markets, especially the United States and India, but the results from this strategic expansion will not be reflected in our financial performance until the second half of this year.  Likewise, our capacity expansion and technological improvements represent a deliberate attempt to plan ahead for future demand in emerging solar markets such as the U.S., India, and our home country of China.  We are investing now in our long-term future.”

Second Quarter 2011 Financial Results in Detail

Total Revenue and Shipments

For the second quarter of 2011, revenue amounted to US$144.0 million, a decrease of 13.1% over the first quarter of 2011. Revenue from module sales amounted to US$142.9 million and accounted for 99.2% of total revenue.  Shipments for the second quarter were 89.3 MW, including 87.4 MW of solar modules. The decline in revenue was partially attributed to falling ASPs and partially attributed to lower quarterly shipments.  As of June 30, 2011 the Company had 11.2 MW of shipments in transit; these sales were recognized in July.  It is for this reason that the Company did not meet the low end of its revised shipment guidance of 100 MW for the quarter.

Gross Profit and Gross Margin

Gross profit for the second quarter was US$3.7 million, representing a sequential decrease of 79.2%. Gross margin was 2.6% for the second quarter of 2011, higher than the revised guidance of 1% partially because of later delivery  of the 11.2 MW mentioned above which was sold at an ASP of $1.43. A number of short term factors, including a higher proportion of higher-cost inventory in second quarter shipments, an increase in non-silicon costs, and a faster than expected drop in solar module ASP all contributed to the low margin levels.

Average Selling Price

Blended module ASP during the second quarter was US$1.64 per watt, declining from US$1.74 per watt in the first quarter 2011.

Costs

In the second quarter of 2011, blended wafer costs were US$0.79 per watt, representing a sequential decrease of 14.1%. The prices of polysilicon and wafers are expected to continue declining in the third quarter. Non-silicon costs for cells and modules for the second quarter of 2011 were US$0.27 and US$0.32 per watt respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the second quarter of 2011 were US$13.5 million, compared to US$8.5 million in the first quarter of 2011.  The increase was primarily due to a quarter-on-quarter increase of US$2.1 million in sales and marketing expenses, related mainly to the development of new markets.  In addition, the Company recorded US$1.8 million of bad debt expense in association with certain doubtful accounts receivables.

Operating expenses were US$15.1 million for the second quarter of 2011, representing 10.5% of total revenue, and increasing by 54.1% over first quarter of 2011. Operating expenses account only for 5.9% of total revenue for the first quarter of 2011. This increase is in line with the significant increase in SG&A expenses.

For the second quarter of 2011, loss from operations was US$11.3 million and net loss was US$16.9 million.

Inventory

Inventories at the end of the second quarter of 2011 reached US$98.9 million, including about US$7.0 million in provisions. Inventory levels decreased 20.3% over the first quarter of 2011.

Cash Flow

The Company generated operating cash inflow of US$37.3 million, largely due to the accompanying 20.3% decrease in inventory and 14.3% decrease in accounts receivable during the quarter.

Additional Company Updates Subsequent to Q2 2011

•
U.S. Office Opening: On July 14, 2011, China Sunergy launched its U.S. headquarters, China Sunergy (US) Clean Tech Inc., in San Francisco. San Francisco Mayor Edwin M. Lee, China Sunergy Chairman Mr. Tingxiu Lu, and China Sunergy CEO Stephen Cai officially opened the new office at an opening ceremony and a reception on that day.

•
New U.S. CEO: China Sunergy appointed Mr. Willis He as its new U.S. CEO.  He will manage the U.S. operations from the new office in San Francisco. He will lead local recruitment efforts, pursue bankability status with U.S. banks, investigate U.S. manufacturing and project development opportunities, and be the public face of the Company in America.

•	India Market Exploration: China Sunergy supplied 30MW of solar modules to Indian markets in July and August. The Company is expected to supply more solar modules to India later this year.

•
China Development Bank loan: In August 2011, China Sunergy signed US$160 million in financing and credit facilities with China Development Bank to help fund its growth. These facilities, including a combination of both long-term and short-term loans, will be used in cell capacity expansion and as working capital.

•
Establishment of China Sunergy Luxembourg S.A.: In August 2011, the Company established China Sunergy Luxembourg S.A. through acquisition of a shell company in order to explore potential future investments in solar projects throughout Europe.

REC Dispute

After an oral hearing, the Hålogaland Court of Appeal on June 30 2011, ruled in favor of China Sunergy and determined that REC Wafer was not, and had never been a party to the contract.

In parallel to the main dispute China Sunergy has been granted an injunction with regard to a $50 million bank guarantee raised according to the contract between China Sunergy and the dissolved REC Sitech AS. The Court of Appeal has decided that the injunction shall remain in force until the Court of Appeal has passed a judgment in the main case. As the court now has ruled in favor of China Sunergy in the main case there will be no need for a further injunction.

REC Wafer has stated they will appeal the decision made by the Court of Appeal.

2011 Third Quarter Guidance

The Company believes that third quarter shipments will be 140MW to 160MW. The Company expects its gross margin for the third quarter of 2011 to be between 4% and 5%, with an in-house margin of 6% to 7%.

For the full year 2011 guidance, the Company now expects its solar module shipments to be between 470MW and 500MW.

Conference Call

China Sunergy will host an earnings conference call on Friday, August 19, at 8:00 a.m. Eastern Time (Friday, August 19 at 8:00 p.m. Beijing/Hong Kong time).  The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1.800.320.2978
International:	+1.617.614.4923
China:	+86.400.881.1629 / +86.400.881.1630
Hong Kong:	+852.3002.1672
Singapore:	+65. 6823.2164

Please ask to be connected to Q2 2011 China Sunergy Co., Ltd Earnings Conference Call and provide the following passcode: 1877 3947.

China Sunergy will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://www.chinasunergy.com

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.888.286.8010
International:	+1.617.801.6888

The passcode for replay participants is 8191 6273. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$ ’000, except share and per share data)

	For the 3 months ended
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010

Sales to third parties	144,004	159,231	42,060
Sales to related parties	15	6,424	75,553
Total sales	144,019	165,655	117,613
Cost of goods sold	(140,304)	(147,886)	(94,282)
Gross profit	3,715	17,769	23,331
Operating expenses
Selling expenses	(5,507)	(3,427)	(1,069)
General and administrative expenses	(8,035)	(5,099)	(3,722)
Research and development expenses	(1,514)	(1,264)	(731)
Total operating expenses	(15,056)	(9,790)	(5,522)
Income (loss) from operations	(11,341)	7,979	17,809
Interest expense	(3,776)	(3,220)	(2,142)
Interest income	508	528	339
Other income/(expenses), net	(510)	4,670	(1,619)
Changes in fair value of derivatives	(1,870)	(5,713)	867
Income (loss) before income tax	(16,989)	4,244	15,254
Income tax benefit(expense)	72	(743)	(1,426)

Net income (loss)	(16,917)	3,501	13,828

Net income (loss) per ADS
Basic	$(0.42)	$0.09	$0.34
Diluted	$(0.42)	$0.09	$0.33

Weighted average ADS outstanding
Basic	40,116,876	40,116,876	40,116,876
Diluted	40,116,876	40,117,760	43,694,111

China Sunergy Co., Ltd
Unaudited Condensed Consolidated Balance Sheet Information
(In US$ ’000, except share and per share data)

	Jun 30, 2011	Dec 31, 2010
Assets
Current Assets
Cash and cash equivalents	117,437	106,468
Restricted cash	105,981	84,988
Accounts receivable, net	133,877	65,581
Other receivable, net	39,980	22,775
Income tax receivable	2,280	-
Inventories, net	98,908	72,335
Advance to suppliers, net	11,793	8,503
Amount due from related parties	18,158	42,578
Current deferred tax assets	6,814	3,941
Other current assets	-	428
Total current assets	535,228	407,597
Property, plant and equipment, net	127,868	111,629
Prepaid land use rights	10,896	11,042
Deferred tax assets	3,118	3,118
Intangible assets	6,253	7,626
Goodwill	14,806	14,806
Restricted cash-collateral account	8,774	18,522
Other long-term assets	3,181	3,739
Total assets	710,124	578,079

Liabilities and equity
Current liabilities
Short-term bank borrowings	238,134	139,530
Accounts payable	74,893	51,646
Notes payable	57,986	31,634
Accrued expenses and other current liabilities	21,637	14,287
Amount due to related parties	2,402	2,463
Income tax payable	-	6,162
Current defered tax libility	341	654
Total current liabilities	395,393	246,376
Collateral account payable	8,773	18,522
Convertible bond payable	44,000	44,000
Long-term debt	30,904	30,199
Accrued warranty costs	11,507	8,631
Other liabilities	3,451	3,542
Total liabilities	494,028	351,270

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of June 30, 2011 and December 31, 2010.	27	27
Additional paid-in capital	185,422	185,475
Accumulated profit (deficit)	(129)	13,286
Accumulated other comprehensive income	30,776	28,021
Total equity	216,096	226,809
Total liabilities and equity	710,124	578,079